Exhibit 99.1

Item 1:    Relationship of Reporting Person(s) to Issuer
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Reporting Person Isaac Perlmutter is a member of a filing group that includes the following:

(a) Mr. Perlmutter, a Director, Officer (Vice Chairman) and 10% beneficial owner of the Issuer; and

(b) Object Trading Corp., a Delaware corporation ("Object"). Object is a 10% beneficial owner of the Issuer. Mr. Perlmutter is the sole stockholder of Object.

Previously, this filing group also included Zib, Inc., a Delaware corporation ("Zib") and the Isaac Perlmutter Trust 01/28/1993, a revocable Florida trust (the "Trust"). Both Zib and the Trust are no longer part of this group for
Section 16 purposes because neither is any longer a 10% beneficial owner of the Issuer.